UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42305

Springview Holdings Ltd

203 Henderson Road

#06-01

Henderson Industrial Park

Singapore 159546

+65 6271 2282

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Private Placement of Class A Ordinary Shares of Springview Holdings Limited

On December 24, 2025, Springview Holdings Limited, a Cayman Islands company (the “Company”), entered into private placement subscription agreements (the “Agreements”) with several investors named thereto (collectively, the “Purchasers”).

Pursuant to the Agreements, the Company agreed to issue and sell to the Purchasers, and the Purchasers agreed to subscribe for and purchase, for cash in U.S. dollars (USD), an aggregate of 609,756 class A ordinary shares of the Company, par value $0.0008 per share (the “Class A Ordinary Shares”), at a purchase price of US$2.46 per share, which represents the Nasdaq Official Closing Price of the Company’s Class A Ordinary Shares immediately preceding the date of the Agreements (the “Private Placement”).

The Agreements contain customary representations, warranties and agreements by the Company and the Purchasers and customary conditions to closing. The Private Placement is expected to be completed during the week of December 29, 2025, following which 609,756 Class A Ordinary Shares will be issued pursuant to the Agreements and the Company will receive aggregate gross proceeds of approximately US$1.5 million, before deducting expenses.

The securities were offered and sold by the Company in the Private Placement pursuant to an exemption from registration provided by Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), and have not been registered under the Securities Act or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (the “SEC”) or an applicable exemption from such registration requirements.

The Company intends to use the net proceeds from the Private Placement for general working capital and general corporate purposes.

The foregoing description of the Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreements, a form of which is filed as an exhibit to this Current Report on Form 6-K and incorporated herein by reference.

Forward-Looking Statements

This Current Report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. All statements other than statements of historical facts included in this Current Report are forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding the Company’s intended use of proceeds from the Private Placement. These forward-looking statements are based on the Company’s current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Important factors that could cause actual results to differ materially are described in the Company’s filings with the SEC. Except as required by law, the Company undertakes no obligation to update any forward-looking statements.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Private Placement Subscription Agreement for Class A Ordinary Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Springview Holdings Ltd

Date: December 30, 2025	By:	/s/ Zhuo Wang
	Name:	Zhuo Wang
	Title:	Chief Executive Officer

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